[redacted]

SECURI 06003124 MISSION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
192

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SEC FILE NUMBER
8-51558

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: HAMPTON SECURITIES (USA), INC.

Hampton Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 Adelaide Street West, Suite 1800
(No. and Street)

Toronto	Ontario (Canada)	M5H 3L5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manni Buttar 416-862-8654
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

BCE Place, 181 Bay Street, Suite 1400		Toronto	Ontario M5J 2V1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

HAMPTON SECURITIES (USA) INC.

(SEC I.D. No. 8-51558)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2005 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

HAMPTON SECURITIES (USA) INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

OATH OR AFFIRMATION

Manni Buttar, affirm that, to the best of my knowledge and belief, the accompanying financial atements and supplemental schedules pertaining to Hampton Securities (USA), Inc. for the year nded December 31, 2005, are true and correct. I further affirm that neither the Company nor any cer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial/Operating Officer

February 27, 2006
Date

Subscribed and sworn to before me,
on this 28th day of Feb , 2006

Notary Public

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder of
Hampton Securities (USA) Inc.

We have audited the accompanying statement of financial position of Hampton Securities (USA) Inc. (the "Company") as of December 31, 2005 and the statements of operations, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Toronto, Canada
February 17, 2006

HAMPTON SECURITIES (USA) INC.

STATEMENT OF FINANCIAL POSITION

As of December 31, 2005

[Expressed in U.S. dollars]

ASSETS

Cash	$	332,088
Deposit segregated for customers (Note 8)		112,614
Accounts receivable		26,866
Due from clearing broker (Note 5)		177,243
	$	648,811

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued liabilities	$	186,569
Direct brokerage rebates (Note 8)		121,581
		308,150

STOCKHOLDER'S EQUITY:

Capital stock		
Authorized		
200 common shares, no par value, one vote per share		
Issued		
150 common shares		375,000
Additional paid-in capital		1,190
Retained earnings (deficit)		(35,529)
		340,661
	$	648,811

See accompanying notes to financial statements

HAMPTON SECURITIES (USA) INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

[Expressed in U.S. dollars]

REVENUE		
Commissions	$	5,496,385
Other		18,409
		5,514,794
EXPENSES		
Direct rebates and execution charges		3,767,687
Commission payouts		1,122,069
Compensation and related expenses		37,496
Occupancy and equipment		302,274
Clearance fees		140,581
General and administrative		174,624
		5,544,731
LOSS BEFORE INCOME TAXES		(29,937)
INCOME TAX EXPENSE		15,158
NET LOSS	$	(45,095)

See accompanying notes to financial statements

HAMPTON SECURITIES (USA) INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005
[Expressed in U.S. dollars]

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(45,095)
Adjustments for non-cash items		
Changes in operating assets and liabilities		
Deposit segregated for customers		117,269
Accounts receivable		9,622
Due from clearing broker		118,587
Accounts payable and accrued liabilities		(17,234)
Direct brokerage rebates		(190,446)
Net cash provided/(used) by operating activities		(7,297)
DECREASE IN CASH		(7,297)
CASH, BEGINNING OF YEAR		339,385
CASH, END OF YEAR	$	332,088
SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	$	15,158
Interest paid	$	-

See accompanying notes to financial statements

HAMPTON SECURITIES (USA) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2005
[Expressed in U.S. dollars]

	Capital Stock		Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholder's Equity
	Number	Amount			
Stockholder's equity, beginning of year	150	$ 375,000	$ 1,190	$ 9,566	$ 385,756
Net loss	-	-	-	(45,095)	(45,095)
Stockholder's equity, end of year	150	$ 375,000	$ 1,190	$ (35,529)	$ 340,661

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2005
[Expressed in U.S. dollars]

1. ORGANIZATION

Hampton Securities (USA), Inc. (the "Company") was organized on January 12, 1999 as a New York corporation and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers and the Boston Stock Exchange. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company clears all of its transactions through a security clearing broker, National Financial Services LLC ("NFS") on a fully disclosed basis. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(i) since it maintains a special account for the exclusive benefit of customers for direct brokerage rebates, and paragraph k(2)(ii) since it uses a carrying broker NFS for clearing.

The Company is a wholly owned subsidiary of Hampton Securities Corporation (a Delaware Corporation), itself a wholly owned subsidiary of Hampton Securities Incorporated ("HSI"), a Canadian incorporated company. HSI's subsidiary, Hampton Securities Limited ("HSL"), is a member of the Investment Dealers Association of Canada, The Toronto Stock Exchange Inc. and the Bourse de Montreal Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Securities transactions

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

(c) Income taxes

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are entered. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

(d) Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2005
[Expressed in U.S. dollars]

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Credit risk on financial instruments is the risk of financial loss occurring as a result of default of a counterparty on its obligation to the Company. Credit risk is managed by dealing only with counterparties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral.

4. COMMITMENTS AND CONTINGENCIES

Leases

Future minimum lease payments for office space under the terms of lease as at December 31, 2005 were approximately $32,280. The lease expires during 2006.

The Company is also committed to its share of common area costs and property taxes with respect to such leases. Rental expense including operating costs was $128,434 for the year ended December 31, 2005 and is presented under occupancy costs.

Guarantees

The Company has provided a guarantee to its clearing broker (NFS). Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet to these transactions.

The due from clearing broker includes a security cash deposit of $100,000 from the Company to settle any potential amounts outstanding from customers.

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2005
[Expressed in U.S. dollars]

5. CLEARING AGREEMENT

Pursuant to an agreement between the Company and NFS, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through NFS. The Company is exempt from provisions of SEC Rule 15c3-3, as discussed in Note 1, and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by NFS. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company's agreement with NFS includes the provision for Proprietary Accounts of Introducing Brokers and, as a result, the security cash deposit is treated as an allowable asset for the computation of net capital.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 and 6.67% of aggregate indebtedness. At December 31, 2005, the Company had net capital of approximately $340,661, which is approximately $90,661 in excess of the required minimum net capital. The Company's net capital ratio was 0.57 to 1.

The National Association of Securities Dealers, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

7. RELATED PARTY TRANSACTIONS

The Company enters into certain transactions with its HSL, which is also a subsidiary of HSI. These transactions are measured at the exchange amount agreed to between the parties. During the year, the Company reimbursed $nil (2004 - $100,000) to HSL for various general and administrative costs paid on behalf of the Company.

8. DIRECT BROKERAGE REBATES

The cash deposit of $112,614 is segregated in a special reserve bank account for the exclusive interest of customers of the Company pursuant to SEC Rule 15c3-1(c). The cash deposit is segregated for the direct brokerage rebate payable which totals $121,561 as at December 31, 2005. The two balances differ due to timing differences for the payment of customer balances.

9. LOSS CARRYFORWARDS

The Company has approximately $25,000 of net operating losses which are available for utilization against operating income in the future years. The losses expire in 2025. The related deferred tax asset has been fully offset by a valuation allowance as it is not considered more likely than not that the tax losses will be utilized.

HAMPTON SECURITIES (USA) INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

As at December 31, 2005
[Expressed in U.S. dollars]

Total stockholder's equity	$ 340,661
Deductions	-
Net capital	340,661
Computation of minimum net capital requirement: (Greater of $250,000 or 6 2/3% of aggregate indebetedness, as defined)	250,000
Excess net capital	$ 90,661
Aggregate indebtedness*	$ 195,536
Ratio of aggregate indebtedness to net capital	0.57:1

* Aggregated indebtedness is calculated as total liabilities less direct brokerage rebates to the extent of cash deposit segregated for the exclusive benefit of customers of $112,614 (Note 8).

HAMPTON SECURITIES (USA) INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at December 31, 2005
[Expressed in U.S. dollars]

EXEMPTION UNER SECTION (k)(2) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

February 17, 2006

Hampton Securities (USA) Inc.
141 Adelaide Street West
Suite 1800
Toronto ON M5H 3L5

Dear Sirs:

In planning and performing our audit of the financial statements of Hampton Securities (USA) Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 17, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities, for safeguarding securities, at we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants